UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the convening notice for the 2021 Annual General Meeting of Evaxion Biotech A/S (the “Company”), providing notice to the Company’s shareholders of the Company’s 2021 Annual General Meeting to be held on Tuesday, May 25, 2021 at 3:00 pm (CEST).

Furnished as Exhibit 99.2 to this Report on Form 6-K is Appendix 1 to the convening notice for the Company’s 2021 Annual General Meeting containing a description of the nominated directors.

Furnished as Exhibit 99.3 to this Report on Form 6-K is Appendix 2 to the convening notice for the Company’s 2021 Annual General Meeting containing the Company’s Articles of Association as proposed to be amended at the meeting.

Furnished as Exhibit 99.4 to this Report on Form 6-K is the form of Proxy for the Company’s 2021 Annual General Meeting.

Furnished as Exhibit 99.5 to this Report on Form 6-K is an Annual Report of the Company for the year ended December 31, 2020, prepared in accordance with the disclosure requirements of the Danish Financial Statements Act.

Exhibits

Exhibit No.	Description

99.1	Convening Notice to Shareholders
99.2	Appendix 1 to 2021 Annual General Meeting Notice to Convene (description of nominated directors)
99.3	Appendix 2 to 2021 Annual General Meeting Notice to Convene (proposed Articles of Association)
99.4	Proxy for 2021 Annual General Meeting
99.5	Annual Report of the Company for the Year Ended December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: April 30, 2021	By:	/s/ Glenn S. Vraniak
Glenn S. Vraniak
Chief Financial Officer